

September 15, 2022

Peter Kies
Chief Financial Officer
Inovio Pharmaceuticals, Inc.
660 W. Germantown Pike, Suite 110
Plymouth Meeting, PA 19462

> **Re: Inovio Pharmaceuticals, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 1-14888**

Dear Mr. Kies:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations</u>
<u>Research and Development , page 63</u>

1. Research and development appears to be a significant aspect of your business. On page 8 you name key research and development projects that are underway including several indications that have reached Phase III clinical trials. Please provide us with the following information about your most significant product candidates to be included in your next Form 10-Q:
    - Considering disclosures about the reasons for the increase in research and development costs from one period to the next period at page 63 of the December 31, 2021 Form 10-K, please provide a breakdown of your research & development expenses by product candidates for each period presented. To the extent that this is not possible, please disclose that fact, and provide a breakdown by functional expense.

- The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and
- List the significant patents associated with the product candidate and their expiration dates as well as other information about the exclusivity period related to the project.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or Christine Torney at (202) 551-3652 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences